UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 3)

SEITEL, INC.

(Name of the Issuer)

Seitel, Inc. Seitel Holdings, Inc. ValueAct Capital Master Fund, L.P.	Robert D. Monson William J. Restrepo Kevin P. Callaghan Marcia H. Kendrick Robert J. Simon Garis C. Smith

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

816074405

(CUSIP Number of Class of Securities)

Seitel, Inc. c/o William J. Restrepo Chief Financial Officer, Executive Vice President and Secretary 10811 S. Westview Circle Drive, Building C, Suite 100 Houston, TX 77043 (713) 881-8900	Seitel Holdings, Inc. c/o ValueAct Capital Master Fund, L.P. 435 Pacific Ave., 4th Floor San Francisco, CA 94133 Att: Allison Bennington, General Counsel (415) 362-3700

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

John R. Brantley Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, TX 77002 (713) 223-2300	T. William Porter Bryan K. Brown Porter & Hedges, L.L.P. 1000 Main Street Suite 3600 Houston, TX 77002 (713) 226-6000	Christopher G. Karras Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 (215) 994-4000

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) Under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$385,302,345	$41,227.35

* Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) 104,070,904 shares of common stock outstanding on October 31, 2006 (which excludes shares owned by ValueAct Capital Master Fund, L.P. and its affiliates that will be cancelled in connection with the merger), and (ii) the merger consideration of $3.70 per share (equal to $385,062,345) and (b) an aggregate of $240,000 to be paid upon the cancellation of an option to acquire 100,000 shares of common stock, representing the product of $2.40 (the difference between the merger consideration of $3.70 per share and the option exercise price of $1.30 per share) multiplied by 100,000 shares of common stock issuable on exercise of the option ((a) and (b) together, the “Total Consideration”).

** In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.000107 by the Total Consideration.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $41,227.35

Form or Registration No.: Schedule 14A

Filing Party: Seitel, Inc.

Date Filed: November 22, 2006

INTRODUCTION

This Amendment No. 3 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”) first filed on November 22, 2006, and as amended by Amendment No. 1 filed on December 21, 2006 and Amendment No. 2 filed on January 9, 2007, is being filed by (1) Seitel, Inc., a Delaware corporation (“Seitel” or the “Company”), the issuer of the Seitel common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (2) Seitel Holdings, Inc. (“Parent”), a Delaware corporation formerly known as Seitel Holdings, LLC, (3) ValueAct Capital Master Fund, L.P. (“ValueAct Capital”), a British Virgin Islands limited partnership, whose general partner is VA Partners, LLC, a Delaware limited liability company, (4) Robert D. Monson (“Monson”), (5) William J. Restrepo (“Restrepo”), (6) Kevin P. Callaghan (“Callaghan”), (7) Marcia H. Kendrick (“Kendrick”), (8) Robert J. Simon (“Simon”) and (9) Garis C. Smith (“Smith”). Seitel, Parent, ValueAct Capital, Monson, Restrepo, Callaghan, Kendrick, Simon and Smith are sometimes referred to herein collectively as the “Filing Persons.” This Transaction Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 31, 2006, by and among Seitel, Parent and Acquisition Co.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

On February 9, 2007, at a special meeting of Seitel’s shareholders, Seitel’s shareholders voted to adopt the Agreement and Plan of Merger, dated as of October 31, 2006, by and among Seitel, Parent and Seitel Acquisition Corp. (“Acquisition Co.”).

On February 14, 2007, Seitel filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Acquisition Co. was merged with and into Seitel, with Seitel continuing as the surviving corporation (the “Merger”). As a result of the Merger, Seitel became a wholly owned subsidiary of Parent. At the effective time of the Merger, (i) each issued and outstanding share of Seitel common stock (other than treasury shares, shares held by ValueAct Capital and its affiliates and shares held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) was converted into the right to receive $3.70 in cash, without interest, (ii) all unvested shares of restricted stock vested and converted into the right to receive a cash payment equal to the number of shares of restricted stock multiplied by $3.70, without interest and less any applicable withholding taxes, and (iii) the outstanding option to purchase 100,000 shares of Seitel’s common stock was, to the extent not already exercised, cancelled and ceased to exist solely in exchange for the right to receive a cash payment equal to $3.70 minus its strike price of $1.30 per share, multiplied by 100,000, or $240,000, without interest and less any applicable withholding taxes.

Immediately prior to the consummation of the merger, Monson, Restrepo, Callaghan, Kendrick, Simon and Smith (the “Senior Rollover Investors”) invested in Parent by contributing shares of Seitel common stock to Parent in exchange for equity of Parent; the Senior Rollover Investors, together with other Seitel management personnel who were invited to invest in Parent, are referred to as the “Rollover Investors.” Once the Merger was consummated, Seitel became a privately-held corporation indirectly owned by ValueAct Capital and the Rollover Investors. Concurrently with the consummation of the Merger on February 14, 2007, Parent converted from a Delaware limited liability company to a Delaware corporation and changed its name to Seitel Holdings, Inc. Following the consummation of the merger, the Rollover Investors also were granted options to purchase up to approximately seven percent of the outstanding voting securities of Parent as of the consummation of the Merger pursuant to a management equity incentive plan adopted in connection with the merger.

Seitel will file a Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Securities Exchange Act of 1934, as amended.

Item 16. Exhibits

Regulation M-A Item 1016

Item 16 is hereby amended by the addition of the following exhibit thereto:

(a)(4)	Press Release, dated February 14, 2007

(b)(2)	Indenture, dated as of February 14, 2007, by and among Seitel, Inc., the subsidiaries of Seitel, Inc. named therein as Guarantors and LaSalle Bank National Association, as trustee

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 6, 2007

SEITEL, INC.

By:	/s/ Robert D. Monson

Name:	Robert D. Monson

Title:	President and Chief Executive Officer

SEITEL HOLDINGS, INC.

By:	/s/ Gregory P. Spivy

Name:	Gregory P. Spivy

Title:	Vice President, Secretary and Treasurer

VALUEACT CAPITAL MASTER FUND, L.P.

By: VA Partners, LLC, its General Partner

By:	/s/ Jeffrey W. Ubben

Name:	Jeffrey W. Ubben

Title:	Managing Member

ROBERT D. MONSON

/s/ Robert D. Monson

Robert D. Monson

WILLIAM J. RESTREPO

/s/ William J. Restrepo

William J. Restrepo

KEVIN P. CALLAGHAN

/s/ Kevin P. Callaghan

Kevin P. Callaghan

MARCIA H. KENDRICK

/s/ Marcia H. Kendrick

Marcia H. Kendrick

ROBERT J. SIMON

/s/ Robert J. Simon

Robert J. Simon

GARIS C. SMITH

/s/ Garis C. Smith

Garis C. Smith

Exhibit Index

(a)(1)	Letter to Stockholders of Seitel, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on January 9, 2007

(a)(2)	Notice of Special Meeting of Stockholders of Seitel, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on January 9, 2007

(a)(3)	Proxy Statement of Seitel, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on January 9, 2007

(a)(4)	Press Release, dated February 14, 2007, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Seitel, Inc. with the Securities and Exchange Commission on February 16, 2007

(b)(1)	Debt Commitment Letter, dated as of October 31, 2006, among Seitel Holdings, LLC, Morgan Stanley Senior Funding, Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., UBS Loan Finance LLC and UBS Securities LLC*

(b)(2)	Indenture, dated as of February 14, 2007, by and among Seitel, Inc., the subsidiaries of Seitel, Inc. named therein as Guarantors and LaSalle Bank National Association, as trustee

(c)(1)	Fairness Opinion of William Blair & Company, dated October 31, 2006, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on January 9, 2007

(c)(2)	Presentation of William Blair & Company to the Special Committee of the Board of Directors of Seitel, Inc., dated October 31, 2006*

(d)(1)	Agreement and Plan of Merger, dated October 31, 2006, among Seitel Holdings, LLC, Seitel Acquisition Corp. and Seitel, Inc., incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on January 9, 2007

(d)(2)	Equity Commitment Letter, dated as of October 31, 2006, among Seitel Holdings, LLC and ValueAct Capital Master Fund, L.P.*

(d)(3)	Support Agreement dated as of October 31, 2006 among Seitel Holdings, LLC and ValueAct Capital Master Fund, L.P.*

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Seitel, Inc. with the Securities and Exchange Commission on January 9, 2007

(g)	None

*	Previously filed on November 22, 2006